                                                                     EXHIBIT 4.7

                     FIRST AMENDMENT TO THE CREDIT AGREEMENT


         FIRST AMENDMENT, dated as of May 2, 2003 (the "Amendment"), to the Credit Agreement, dated as of September 17, 2002 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among TFM, S.A. DE C.V., a limited liability company with variable capital (sociedad anonima de capital variable) organized under the laws of the United Mexican States, (the "Borrower"), the several Banks parties thereto, Standard Chartered Bank, as Issuing Bank, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as Arrangers, Standard Chartered Bank, as Arranger and Documentation Agent, and JPMorgan Chase Bank, as Administrative Agent.

                              W I T N E S S E T H:


         WHEREAS, the Borrower, the Banks and the Administrative Agent are parties to the Credit Agreement;

         WHEREAS, the Borrower has requested that the Banks amend the Credit Agreement, as more fully described herein; and

         WHEREAS, the Banks are willing to agree to such amendment, but only upon the terms and subject to the conditions set forth herein;

         NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

         SECTION 1. Defined Terms. Unless otherwise defined herein, capitalized terms which are defined in the Credit Agreement are used herein as therein defined.

         SECTION 2. Amendments to Credit Agreement.

         (a) Amendments to Section 1.1. (i) The defined term "Adjusted Consolidated Net Income" set forth in Section 1.1 of the Credit Agreement is hereby amended by deleting the "and" immediately before clause (vi) thereof and adding the following new clause (vii) immediately after clause (vi) thereof:

                  "and (vii) any amounts received by the Borrower in respect of the VAT Refund."

                  (ii) The defined term "Consolidated Net Income" set forth in
         Section 1.1 of the Credit Agreement is hereby amended by adding immediately after "Consolidated Subsidiaries" the following:

                  ", excluding any amounts included in the consolidated net
                  after tax income of the Borrower and its Consolidated Subsidiaries in respect of the VAT Refund,"
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                                                                               2


         (b) Amendments to Section 8.4. Section 8.4 to the Credit Agreement is hereby amended as follows:

                  (i) by deleting the portion of the table appearing at the end of subsection 8.4(a) of the Credit Agreement relating to the periods set forth below and substituting in lieu thereof the following:


                                  Period                    Ratio

                            01/01/03 - 06/30/03             2.00x

                            07/01/03 - 12/31/03             2.25x

                            01/01/04 - 06/30/04             2.50x

                            07/01/04 - 09/30/04             2.75x

                  (ii) by deleting the portion of the table appearing at the end of subsection 8.4(c) of the Credit Agreement relating to the periods set forth below and substituting in lieu thereof the following:




                                  Period                    Ratio

                            01/01/03 - 06/30/03             4.75x

                            07/01/03 - 09/30/03             4.50x

                            10/01/03 - 12/31/03             4.25x

                            01/01/04 - 03/31/04             4.00x

                            04/01/04 - 06/30/04             3.75x

                            07/01/04 - 09/30/04             3.50x

         "(c) Amendment to Section 8.6(b). Section 8.6(b) of the Credit Agreement is hereby amended by adding the following new clause (x) immediately after clause (ix) thereof:

                  "(x) the declaration and payment of dividends or other distributions by the Borrower to Grupo TFM of 50% of the difference between (x) the net cash proceeds received by the Borrower in respect of the VAT Refund and
(y) the amount paid by the Borrower in connection with that certain agreement dated as of June 9, 1997 celebrated by The Federal Government of the United States of Mexico, Grupo TFM, Grupo TMM and KCSI to repurchase the Capital Stock of the Borrower pursuant to Section 8.6(b)(vii) or Section 8.6(d) hereof."

         (d) Amendment to Section 8.16. Section 8.16 of the Credit Agreement is hereby amended by adding immediately at the end thereof the following new
Section 8.17:

                  "SECTION 8.17. Restricted Indebtedness. (a) Increase the aggregate amount of Consolidated Indebtedness at any time from the Effective Date through and including October

31, 2003 to an amount greater than the aggregate amount of Consolidated Indebtedness outstanding as of March 31, 2003 or (b) create, incur, assume or suffer to exist any Indebtedness unless the ratio of Consolidated Indebtedness on the last day of the most recently ended fiscal quarter, after giving pro forma effect to the incurrence of such Indebtedness as if it had been incurred as of such date to Consolidated EBITDA on the last day of the most recently ended fiscal quarter, is less than (i) 4.0:1.0 for any incurrence of Indebtedness between November 1, 2003 and December 31, 2003, or (ii) the Consolidated Leverage Ratio set forth in the table in Section 8.4(c) for the fiscal quarter during which such Indebtedness is incurred for any Indebtedness incurred at any time after December 31, 2003.

         SECTION 3. Amendment Fee. In consideration of the agreement of the Majority Banks to the amendments contained herein, the Borrower agrees to pay to each Bank which executes and delivers this Amendment to the Administrative Agent or its counsel by 12:00 noon, New York City time, on May 2, 2003, an amendment fee in an amount equal to 0.40% of the aggregate amount of such Bank's Commitment on the Effective Date (as defined below). The amendment fee shall be payable by the Borrower on the Effective Date in immediately available funds to the Administrative Agent on behalf of the applicable Bank.

         SECTION 4. Conditions to Effectiveness of this Amendment. This Amendment shall become effective upon the date (the "Effective Date") when the following conditions are satisfied:

         (a) Amendment to Credit Agreement. The Administrative Agent shall have received counterparts of this Amendment, duly executed and delivered by the Borrower and the Majority Banks;

         (b) No Default. No Default or Event of Default shall have occurred and be continuing on such date after giving effect to the amendments contained herein; and

         (c) Representations and Warranties. Each of the representations and warranties made by the Borrower in or pursuant to the Credit Agreement shall be true and correct in all material respects on and as of the date hereof after giving effect to this Amendment, as if made on and as of the date hereof, except to the extent such representations and warranties expressly relate to a specific earlier date, in which case such representations and warranties were true and correct as of such earlier date.

provided, that upon satisfaction or waiver of each of the foregoing conditions, the amendments set forth in Section 2 of this Amendment shall be deemed effective as of March 31, 2003.

         SECTION 5. Continuing Effect of the Credit Agreement. This Amendment shall not constitute an amendment or waiver of any provision of the Credit Agreement not expressly referred to herein and shall not be construed as an amendment, waiver or consent to any further or future action on the part of the Borrower that would require an amendment, waiver or consent of the Banks or Administrative Agent. Except as expressly amended hereby, the provisions of the Credit Agreement are and shall remain in full force and effect.

         SECTION 6. Counterparts. This Amendment may be executed by one or more of the parties hereto on any number of separate counterparts (including by facsimile), and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

         SECTION 7. Severability. Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         SECTION 8. Integration. This Amendment and the Credit Agreement represent the agreement of the Borrower, the Administrative Agent and the Banks with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Bank relative to the subject matter hereof not expressly set forth or referred to herein or in the Credit Agreement.

         SECTION 9. GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK. THE PROVISIONS OF SECTIONS 13.13, 13.14 AND 13.16 OF THE CREDIT AGREEMENT SHALL APPLY MUTATIS MUTANDIS TO THIS AMENDMENT AS IF SET FORTH IN FULL HEREIN.




            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

                                  TFM, S.A. DE C.V.


                                  By:  /s/ Mario Mohar
                                       Name:  Mario Mohar
                                       Title: CEO


                                  By:  /s/ Leon Ortiz
                                       Name:  Leon Ortiz
                                       Title: Finance Director



                                  JP MORGAN CHASE BANK, as
                                  Administrative Agent


                                  By:  /s/ Linda M. Meyer
                                       Name:  Linda M. Meyer
                                       Title: Vice President

                                  BANK OF AMERICA, N.A.


                                  By:  /s/ Carmen [Illegible]
                                       Name:  Carmen [Illegible]
                                       Title: Managing Director

                                  BANKBOSTON N.A.


                                  By:  /s/ Pamela Frisco Carpenter
                                       Name:  Pamela Frisco Carpenter
                                       Title: Attorney-in-Fact

                                  CITIBANK, N.A.


                                  By:  /s/ Jose Maria Urquiza
                                       Name:  Jose Maria Urquiza
                                       Title: Vice President

                                  COMERICA BANK


                                  By:  /s/ Myrna E. Fernandez-Lynch
                                       Name:  Myrna E. Fernandez-Lynch
                                       Title: International Lending Officer

                                  EXPORT DEVELOPMENT CANADA


                                  By:  /s/ Bruce Millar
                                       Name:  Bruce Millar
                                       Title: Risk Management Officer


                                  By:  /s/ Peter Johnston
                                       Name:  Peter Johnston
                                       Title: Financial Services Manager

                                  JP MORGAN CHASE BANK


                                  By:  /s/ Linda M. Meyer
                                       Name:  Linda M. Meyer
                                       Title: Vice President

                                  LANDESBANK SCHLESWIG-HOLSTEIN
                                  GIROZENTRALE, KIEL


                                  By:  /s/ Michiel Munting
                                       Name:  Michiel Munting
                                       Title: Sr. Vice President


                                  By:  /s/ Ursula Kollex
                                       Name:  Ursula Kollex
                                       Title: Vice President

                                  MIZUHO CORPORATE BANK, LTD.


                                  By:  /s/ Tsukasa Takasawa
                                       Name:  Tsukasa Takasawa
                                       Title: Senior Vice President

                                  RZB FINANCE LLC


                                  By:  /s/ Griselda Alvizo
                                       Name:  Griselda Alvizo
                                       Title: Vice President


                                  By:  /s/ Frank J. Yautz
                                       Name:  Frank J. Yautz
                                       Title: First Vice President

                                  STANDARD CHARTERED BANK


                                  By:  /s/ Steve Aloupis
                                       Name:  Steve Aloupis
                                       Title: Senior Vice President



                                  By:  /s/ Lawrence Fitzgerald
                                       Name:  Lawrence Fitzgerald
                                       Title: Vice President

                                  WESTLB AG, NEW YORK BRANCH


                                  By:  /s/ Salvatore Battinelli
                                       Name:  Salvatore Battinelli
                                       Title: Managing Director


                                  By:  /s/ Daniel Hitchcock
                                       Name:  Daniel Hitchcock
                                       Title: Associate Director